UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------
                                  SCHEDULE 13G
 ------------------------------------------------------------------------------


                        Under the Securities Act of 1934
                               (Amendment No. 3 )




                           CALIFORNIA PRO SPORTS, INC.
                      -------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   130551 10 4
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 130551 10 4                                          Page 2 of 4 Pages



Row 1.: Henry Fong
        ###-##-####

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: United States

Row 5.: 980,222

Row 6.: 48,636

Row 7.: 980,222

Row 8.: 48,636

Row 9.: 1,028,858

Row 10.: / /

Row 11.: 14.4%

Row 12.: IN

Cusip No. 130551 10 4                                          Page 3 of 4 Pages


Item 1.
       (a) California Pro Sports, Inc.
       (b) 1221-B South Batesville Road
           Greer, South Carolina 29650

Item 2.
       (a) Henry Fong
       (b) 2401 PGA Blvd, Suite 280-F
           Palm Beach Gardens, Florida 33408
       (c) United States
       (d) Common Stock, $.01 Par Value
       (e) 130551 10 4

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
          Not applicable

Item 4. Ownership

       (a) 1,028,858 shares of which 681,622 is common stock; 298,600 is common stock issuable upon the exercise of warrants; and 48,636 is owned by a charitable trust in which reporting person is a trustee, but which shares reporting person has no pecuniary interest in and disclaims beneficial ownerhip of.

           The total shares reported as owned by reporting person does not include 100,000 shares owned by the reporting person's wife in which reporting person has no pecuniary interest, investment or voting power and which shares reporting person disclaims beneficial ownership of.

       (b) 14.4%
       (c) (i)   980,222
           (ii)  48,636
           (iii) 980,222
           (iv)  48,636

Item 5. Ownership of Five Percent or less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

Item 8. Identification and Classification of Members of the Group:
          Not applicable

Item 9. Notice of Dissolution of Group:
          Not applicable

Item 10. Certification:
          Not applicable

Cusip No. 130551 10 4                                          Page 4 of 4 Pages



                                    Signature
                                    ---------


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 13, 1998 as
       of December 31, 1997            By /S/ HENRY FONG
                                          --------------------------
                                          HENRY FONG